

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2020

Emil Assentato
Chief Executive Officer
Nukkleus Inc.
525 Washington Boulevard
Jersey City, New Jersey 07310

> **Re: Nukkleus Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2019**
> **Filed January 14, 2020**
> **File No. 0-55922**

Dear Mr. Assentato:

We issued comments on the above captioned filing on May 11, 2020. On June 3, 2020, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551- 3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services